

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2018

Claire Tucker
President and Chief Executive Officer
CapStar Financial Holdings, Inc.
1201 Demonbreun Street Suite 700
Nashville, TN 37203

> **Re: CapStar Financial Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 10, 2018**
> **File No. 333-226112**

Dear Ms. Tucker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Division of Corporation Finance
Office of Financial Services

cc: Matthew M. Guest, Esq.